UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
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FORM N-17f-2                                        OMB
Approval
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Certificate of Accounting of Securities and  OMB Number:
3235-0360
Similar Investments in the Custody           Expires:
December 31, 2014
of Management Investment Companies           Estimate average
burden hours
                                               per response .
.. . . . 2.00

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]    -----------------
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1. Investment Company Act File Number:        Date examination
completed:

811-03364	                                  January 31,
2013

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2. State Identification Number:

AL             AK             AZ             AR             CA
CO X
CT             DE             DC             FL             GA
HI
ID             IL             IN             IA             KS
KY
LA             ME             MD             MA             MI
MN
MS             MO             MT             NE             NV
NH
NJ             NM             NY             NC             ND
OH
OK             OR             PA             RI             SC
SD
TN             TX             UT             VT             VA
WA
WV             WI             WY             PUERTO RICO
Other (specify):

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3. Exact name of investment company as specified in
registration statement:

Great-West Funds, Inc.
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4. Address of principal executive office
(number,street,city,state,zip code):

8515 E. Orchard Road, Greenwood Village, CO 80111
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January 31, 2014

United States Securities and Exchange Commission
Office of Applications and Report Services
450 Fifth Street, N.W.
Washington, DC 20549

Dear Sirs:

Enclosed is one copy of Form N-17f-2 and our related report, dated January 31, 2014, on our examination of the Great-West
International Index Fund of the Great-West Funds, Inc. as of the close of business on October 31, 2013.

Very truly yours,




Bryan J. Morris
Partner







REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors of the Great-West Funds, Inc.:
We have examined management's assertion included in the
accompanying Management Statement Regarding Compliance with
Certain Provisions of the Investment Company Act of 1940 that
Great-West International Index Fund (the "Fund"),of the Great-
West Funds, Inc. complied with the requirements of subsections
(b) and (c) of Rule 17f-2 under the Investment Company Act of
1940 as of October 31, 2013. Management is responsible for the
Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the
Fund's compliance based on our examination.
Our examination was conducted in accordance with attestation standards established by the Public Company Accounting
Oversight Board (United States), and accordingly, included
examining on a test basis, evidence about the Fund's
compliance with those requirements and performing such other procedures as we considered necessary in the circumstances.
Included among our procedures were the following tests
performed as of October 31, 2013, and with respect to
agreement of security purchases and sales, for the period from
December 31, 2012 (the date of our last examination) through
October 31, 2013:
1.	Confirmation of all securities held by the foreign sub-
custodians in book entry form. We have confirmed the
securities held by the foreign sub-custodians as of October
31, 2013.
2.	Reconciliation of all such securities to the books and records of the Fund and the Bank of New York (the "Custodian").
3.	Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with Custodian records.

4.	Agreement of one security purchase and one security sale or
maturity since our last report from the books and records of the Fund to broker confirmations.

5.	Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees, and/or transfer agents.
We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.
In our opinion, management's assertion that the Great-West
International Index Fund complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment
Company Act of 1940 as of October 31, 2013, with respect to securities reflected in the investment account of the Fund, are fairly stated in all material respects.
This report is intended solely for the information and use of management and the Board of Directors of Great-West Funds, Inc. and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


January 31, 2014

January 31, 2014
Deloitte & Touche LLP
555 Seventeenth Street, Suite 3600
Denver, Colorado  80202
We are providing this letter in connection with your examination of management's assertion as contained in management statement regarding compliance with certain provisions of the Investment Company Act of 1940 dated January 31, 2014 that the Great-West Funds, Inc. complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of October 31, 2013 for the Great-West International Index Fund (the "Fund").

We confirm, to the best of our knowledge and belief as of
January 31, 2014 the following representations made to you
during your examinations:
1.	We are responsible for complying with the requirements of
subsections (b) and (c) of Rule 17f-2, "Custody of Investments
by Registered Management Investment Companies," of the
Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund?s compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of October 31, 2013 and from December 31, 2012  (the date of your last
examination) through October 31, 2013.
Based on this evaluation, we assert that the Fund was in
compliance with the requirements of subsections (b) and (c) of
Rule 17f-2 of the Investment Company Act of 1940 as of October
31, 2013 and from December 31, 2012 (the date of your last examination) through October 31, 2013, with respect to securities reflected in the investment accounts of the Fund.
2.	We have made available to you all records documentation and
related compliance with the requirements of subsections (b)
and (c) of Rule 17f-2 of the Investment Company Act of 1940.
3.	Other than the letter dated June 11, 2013, there have been no communications from regulatory agencies, such as the
Securities and Exchange Commission (SEC) or the Internal
Revenue Service, concerning noncompliance with or deficiencies in financial reporting practices, nor concerning noncompliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 and the rules and
regulations thereunder.
4.	There has been no fraud or possible irregularities involving:
a.	Management
b.	Employees who have significant roles in internal control over compliance; or
c.	Others where the fraud could have a material effect on
management's assertion on compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment
Company Act of 1940.
5.	There are no unasserted claims or assessments that legal
counsel has advised us are probable of assertion and must be disclosed in accordance with Financial Accounting Standards
Board (FASB) Accounting Standards Codification (ASC) 450,
Contingencies.
6.	The Fund has complied with the provisions of the Investment
Company Act of 1940 and the rules and regulations thereunder, and with the provisions of its prospectus and the requirements of the various Blue Sky laws under which the Fund operates.
7.	We also advise you that, to the best of our knowledge and
belief that the Fund has complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment
Company Act of 1940 and the rules and regulations thereunder.
8.	We have responded fully to your inquiries.
9.	We have no knowledge of any significant matters that are
contrary to your findings.



_______________________________
Mitchell Graye
President and Chief Executive Officer



_______________________________
Mary Maiers
Chief Financial Officer and Treasurer


__________________________________________
Beverly Byrne
Chief Compliance Officer and Chief Legal Counsel



MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940
We, as members of management of the Great-West International Index Fund (the "Fund") of the Great-West Funds, Inc., are responsible for complying with the requirements of subsections
(b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of October 31, 2013 and from December 31, 2012 (the date of your last examination) through October 31, 2013.
Based on this evaluation, we assert that the Fund is in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of October 31, 2013, and from December 31, 2012 (the date of your last examination) through October 31, 2013, with respect to securities reflected in the investment account of the Fund. Great-West Funds, Inc.
By:
______________________________
Mitchell Graye
President and Chief Executive Officer

______________________________
Mary Maiers
Chief Financial Officer and Treasurer

_____________________________
Beverly Byrne
Chief Compliance Officer and Chief Legal Counsel
January 31, 2014